NO ACT

PE
1-9-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



09035384

March 9, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-9-09

Joseph A. Hall
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: Royal Caribbean Cruises Ltd.
Incoming letter dated January 9, 2009

Dear Mr. Hall:

This is in response to your letter dated January 9, 2009 concerning the shareholder proposal submitted to Royal Caribbean by Robert L. Kurte and Harold Kurte. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert L. Kurte
Harold Kurte

FISMA & OMB Memorandum M-07-16

March 9, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Royal Caribbean Cruises Ltd.
Incoming letter dated January 9, 2009

The proposal requests that the board take the necessary steps to declassify the board of directors so that all directors are elected on an annual basis.

There appears to be some basis for your view that Royal Caribbean may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board. It appears, however, that this defect could be cured if the proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides Royal Caribbean with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Royal Caribbean omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JOSEPH A. HALL
212 450 4565
JOSEPH.HALL@DPW.COM

January 9, 2009

Re: Royal Caribbean Cruises Ltd. –
Shareholder Proposal Submitted by Mr. Robert L. Kurte and Mr. Harold Kurte

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
(via email: shareholderproposals@sec.gov)

Ladies and Gentlemen:

On behalf of Royal Caribbean Cruises Ltd., a Liberian corporation ("Royal Caribbean"), and in accordance with rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing with respect to the shareholder proposal submitted to Royal Caribbean on November 19, 2008 by Mr. Robert L. Kurte and Mr. Harold Kurte for inclusion in the proxy materials Royal Caribbean intends to distribute in connection with its 2009 annual meeting of shareholders. The proposal and its supporting statement are attached hereto as Exhibit A. We respectfully request confirmation that the staff of the Office of Chief Counsel of the Division of Corporation Finance will not recommend enforcement action to the Securities and Exchange Commission if, in reliance on rule 14a-8, Royal Caribbean omits the shareholder proposal and supporting statement from its 2009 proxy materials.

Royal Caribbean expects to file its 2009 proxy materials with the Commission no earlier than April 2, 2009. Accordingly, pursuant to rule 14a-8(j), this letter is being submitted to you no later than 80 days before Royal Caribbean files its definitive 2009 proxy materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov. Royal Caribbean has not sent or received any other correspondence to or from the proponents to be included with this letter. In addition, pursuant to rule 14a-8(j), a copy of this submission is being sent simultaneously to the proponents. This letter constitutes Royal Caribbean's statement of the reasons it deems the omission of the shareholder proposal and supporting statement to be proper. We have been advised by Royal Caribbean as to the factual matters set forth herein.

Background

The proposal and its supporting statement state as follows:

" 'Hereby Be It Resolved'

"Royal Caribbean Cruises Ltd. in compliance with applicable law, take the steps necessary to reorganize the Board of Directors into one class subject to election each year effective with the election of Directors at the 2010 Annual Meeting.

"Supporting Statement

"According to the 2008 Spencer Stuart Board Index, 66% of Boards now have a one year term versus 40% in 2002.

"CalPERS, Riskmetrics, TIAA/CREF each make the case against staggered boards in their Corporate Governance Guidelines.

"A staggered board has been found to be one of six entrenching mechanisms that are negatively correlated with company performance.

"Since accountability of the Board of Directors to the Company's shareowners is of paramount importance; We urge you to join us in voting to declassify the election of Directors."

Pursuant to Section 3.02 of Royal Caribbean's by-laws,[1] Royal Caribbean's board of directors is divided into three classes. One class of directors is elected at each annual meeting of shareholders. The term of each director elected at an annual meeting of shareholders expires "at the third annual meeting of shareholders following their election and until their successors have been elected and qualified."

Four Class III directors were elected at the 2008 annual meeting of shareholders, and are serving terms that will not expire before the 2011 annual meeting. At the upcoming 2009 annual meeting, shareholders will be asked to elect three Class I directors to serve terms that will not expire before the 2012 annual meeting.

Under the proposal, Royal Caribbean would hold an election for all directors at the 2010 annual meeting. This would mean that the terms of the current Class III directors duly elected at the 2008 annual meeting, and the terms

[1] Royal Caribbean's by-laws are filed as Exhibit 3.1 to its Current Report on Form 8-K, filed on May 31, 2006 and available at: http://idea.sec.gov/Archives/edgar/data/884887/000088488706000015/form8k.htm

of the Class I directors who will be elected at the 2009 annual meeting, would be prematurely cut short.

Analysis

Rule 14a-8(i)(8) provides that a company may omit a shareholder proposal that "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." In *Shareholder Proposals Relating to the Election of Directors*, Exchange Act Release No. 56914 (December 6, 2007) (the "2007 Release"), the Commission amended the text of rule 14a-8(i)(8) in order to clarify its application to shareholder proposals that relate to procedures that would result in a contested election. In doing so, the Commission noted that:

> "To meet some of the concerns expressed by commenters, however, we emphasize that the changes to the rule text relate only to procedures that would result in a contested election, either in the year in which the proposal is submitted or in subsequent years. The changes to the rule text do not affect or address any other aspect of the agency's prior interpretation of the exclusion." (2007 Release, text at note 56.)

The Commission then noted several examples of shareholder proposals that the staff considered excludable under rule 14a-8(i)(8), including proposals that could have the effect of, or that propose a procedure that could have the effect of, "[r]emoving a director from office before his or her term expired." (2007 Release at note 56.) Indeed, this has been a longstanding interpretive position of the staff. See, e.g. *Dollar Trees Stores Inc.* (March 7, 2008); *Hilb Rogal & Company* (March 3, 2008); *Peabody Energy Corporation* (March 4, 2005); *FirstEnergy Corp* (March 17, 2003); *Sears Roebuck and Co.* (February 17, 1989); and *American Information Technologies Corp.* (December 13, 1985).

Since the proposal would purport to remove Royal Caribbean's Class III directors from office in 2010, one year before their terms expire in 2011, and similarly would purport to remove Royal Caribbean's Class I directors from office in 2010, two years before their terms expire in 2012, the proposal is excludable under rule 14a-8(i)(8).

Conclusion

For the foregoing reasons, we believe that the proposal may be excluded from Royal Caribbean's 2009 proxy materials, and respectfully request your confirmation that the staff will not recommend enforcement action to the Commission if Royal Caribbean proceeds on this basis.

If you have any questions or require further information, please call me at 212-450-4565 or contact me by email at joseph.hall@dpw.com. Thank you for your attention to this matter.

Very truly yours,



Joseph A. Hall

cc: Bradley H. Stein, Esq.
Richard Montes de Oca, Esq.
Royal Caribbean Cruises Ltd.

Mr. Robert L. Kurte
FISMA & OMB Memorandum M-07-16
Mr. Harold Kurte
FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

ROBERT L. KURTE & HAROLD KURTE

FISMA & OMB Memorandum M-07-16

November 19, 2008

Mr. Bradley Stein
Vice President
Corporate Secretary
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida 33132

Dear Mr. Stein:

Please be advised that as shareholders of record in Royal Caribbean Cruises Ltd. of 1000 shares of common stock, Robert L. Kurte and Harold Kurte would like to see the enclosed shareholder proposal to declassify the election of Directors included in the proxy materials relating to the 2009 Annual Meeting of Royal Caribbean Shareholders.

The board may wish to note that management proposals to declassify boards increased to 79 proposals in 2008 from 54 in 2007.

In addition, pursuant to the rules and regulations of the Securities and Exchange Commission, we intend to continue to hold our shares in Royal Caribbean through the date of the 2009 annual meeting where we fully intend to present our enclosed proposal.

Sincerely,



Robert L. Kurte

FISMA & OMB Memorandum M-07-16



Harold Kurte

FISMA & OMB Memorandum M-07-16

Enclosure

**SHAREHOLDER PROPOSAL OF
ROBERT L. KURTE AND HAROLD KURTE
FOR THE 2008 ANNUAL MEETING OF
ROYAL CARIBBEAN CRUISES LTD.**

"Hereby Be It Resolved"

Royal Caribbean Cruises Ltd. in compliance with applicable law, take the steps necessary to reorganize the Board of Directors into one class subject to election each year effective with the election of Directors at the 2010 Annual Meeting.

Supporting Statement

According to the 2008 Spencer Stuart Board Index, 66% of Boards now have a one year term versus 40% in 2002.

CalPERS, Riskmetrics, TIAA/CREF each make the case against staggered boards in their Corporate Governance Guidelines.

A staggered board has been found to be one of six entrenching mechanisms that are negatively correlated with company performance.

Since accountability of the Board of Directors to the Company's shareowners is of paramount importance; We urge you to join us in voting to declassify the election of Directors.